UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

LogMeIn, Inc.

File No. 333-148620 - CF#21479

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   LogMeIn, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on January 11, 2008, as amended.

   Based on representations by LogMeIn, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.16	through December 26, 2011
Exhibit 10.21	through June 8, 2010

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Legal Branch Chief